Filed by PartnerRe Ltd.

pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: AXIS Capital Holdings Limited

Commission File No.: 001-31721

© 2015. PartnerRe. All rights reserved. Proprietary and confidential. Enhancement to Merger Terms July 2015 AXIS and PartnerRe:

© 2015. PartnerRe and Axis Capital. All rights reserved. Proprietary. 1 Disclaimer Participants in Solicitation PartnerRe , AXIS, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of PartnerRe is set forth in its Annual Report on Form 10 - K for the year ended December 31, 2014, which was filed with the SEC on February 26, 2015, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 1, 2014, its Quarterly Report on Form 10 - Q for the quarter ended March 31, 2015, which was filed with the SEC on May 4, 2015 and its Current Reports on Form 8 - K, which were filed with the SEC on January 29, 2015, May16 , 2014 and March 27, 2014. Information about the directors and executive officers of AXIS is set forth in its Annual Report on Form 10 - K for the year ended December 31, 2014, which was filed with the SEC on February 23, 2015, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on March 28, 2014, its Quarterly Report on Form 10 - Q for the quarter ended March 31, 2015, which was filed with the SEC on May 4, 2015 and its Current Reports on Form 8 - K, which were filed with the SEC on March 11, 2015, January 29, 2015, August 7, 2014, June 26, 2014, March 27, 2014 and February 26, 2014. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC.

© 2015. PartnerRe and Axis Capital. All rights reserved. Proprietary. 2 Enhanced Merger Terms $17.50 Pre - Closing Dividend Enhanced Preferred Offer Enhanced Closing Certainty Other  Increased one - time extraordinary cash dividend to $17.50 1 per common share payable to PartnerRe common shareholders immediately prior to closing — $6.00 increase from prior $11.50 dividend  E xchange offer to PartnerRe preferred stockholders, contingent on obtaining favorable IRS ruling  Enhanced terms: — 100bps dividend increase — Call protection to the later of January 1, 2021 or five years after issuance  Merger no longer conditioned on the absence of a three notch rating downgrade from A.M. Best to A -  Transaction remains on track to close in 3Q15  Exchange ratio, pro forma ownership and corporate governance to remain unchanged  Shareholder meetings to be held on August 7, 2015 (1) A portion of the funds allocated to previously announced share repurchases will be used to fund the increase in the special d ivi dend . Commitment to delivering superior value to our shareholders

© 2015. PartnerRe and Axis Capital. All rights reserved. Proprietary. 3 Reaffirming the Strategic and Financial Rationale of the Merger  Global insurance/reinsurance powerhouse built to perform through secular and cyclical change — Strengthened positioning expands business opportunities — “Go - to” market for profitable business opportunities — Diversified , less volatile, capital efficient business  Combination drives superior and stable value creation — Active portfolio management and high degree of diversification support superior returns and lower volatility — Improved capital efficiency; meaningful third party capital management pre - tax income of ~$ 60mm by 2017 — Superior and sustainable approach to capital management — At least $200 million in identifiable and actionable expense savings — Incremental growth opportunities with pre - tax income by 2017 of ~$65mm  Transaction is accretive to operating earnings and ROE in year one, achieving double - digit EPS accretion and a double - digit ROE by 2017  Ability to accelerate franchise productivity to solidify leadership in key markets — Specialty expertise across the organization — Untapped growth in all segments — Significant management experience with third party capital  Attractive entry point for investors seeking superior value creation

PartnerRe AXIS

Attractive Financial Profile

Capital Management	■ Continued commitment to return of capital — Over $450mm expected to be returned to combined company shareholders immediately after closing — In addition, ~$2.4bn of buybacks and dividends expected through year-end 2017 – equivalent to 100% of operating earnings
ROE	■ Significant enhancement to operating ROE ■ ~12% ROE by 2017[1] ■ High quality ROE — Additional risk-free income along with 3 substantial platforms expected to result in lower earnings and balance sheet volatility
EPS	■ Transaction is accretive to operating earnings and ROE in year one, achieving double-digit EPS accretion and a double-digit ROE by 2017
Rating Agencies	■ Capital return plans for combined company previously reviewed and approved by rating agencies ■ Funding of incremental special dividend from previously approved capital return plans

(1) Represents post-merger effects on operating ROE including, among other transaction assumptions, i) $200mm of synergies, phased in 50% in 2016 and 100% in 2017 as per S-4 filed on 6/1/2015 assuming a pro forma tax rate of 16.0%; 2) return of 100% of operating earnings, plus return of ~$457mm immediately post-closing; iii) over $60mm of pre-tax income from third-party capital vehicles in 2017; iv) incremental ~$46mm of insurance pre-tax underwriting income in 2017; and v) $20mm of Life and A&H pre-tax underwriting income in 2017.

© 2015. PartnerRe and Axis Capital. All rights reserved. Proprietary.

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© 2015. PartnerRe and Axis Capital. All rights reserved. Proprietary. 5 Disclaimer Important Information For Investors And Shareholders This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval . This communication relates to a proposed business combination between PartnerRe Ltd . (“ PartnerRe ”) and AXIS Capital Holdings Limited (“AXIS”) . In connection with this proposed business combination, PartnerRe and AXIS have filed a registration statement on Form S - 4 with the Securities and Exchange Commission (the “SEC”), and a definitive joint proxy statement/prospectus of PartnerRe and AXIS and other documents related to the proposed transaction . This communication is not a substitute for any such documents . The registration statement was declared effective by the SEC on June 1 , 2015 and the definitive proxy statement/prospectus has been mailed to shareholders of PartnerRe and AXIS . INVESTORS AND SECURITY HOLDERS OF PARTNERRE AND AXIS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT HAVE BEEN OR MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION . A definitive proxy statement has been mailed to shareholders of PartnerRe and AXIS . Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by PartnerRe and/or AXIS through the website maintained by the SEC at http : // www . sec . gov . Copies of the documents filed with the SEC by PartnerRe are available free of charge on PartnerRe’s internet website at http : // www . partnerre . com or by contacting PartnerRe’s Investor Relations Director by email at robin . sidders@partnerre . com or by phone at 1 - 441 - 294 - 5216 . Copies of the documents filed with the SEC by AXIS are available free of charge on AXIS’ internet website at http : // www . axiscapital . com or by contacting AXIS’ Investor Relations Contact by email at linda . ventresca@axiscapital . com or by phone at 1 - 441 - 405 - 2727 .

© 2015. PartnerRe and Axis Capital. All rights reserved. Proprietary. 6 Disclaimer Forward Looking Statements Certain statements in this communication regarding the proposed transaction between PartnerRe and AXIS are “forward - looking” statements . The words “anticipate,” “believe,” “ensure,” “expect,” “if,” “illustrative,” “intend,” “estimate,” “probable,” “project,” “forecasts,” “predict,” “outlook,” “aim,” “will,” “could,” “should,” “would,” “potential,” “may,” “might,” “anticipate,” “likely” “plan,” “positioned,” “strategy,” and similar expressions, and the negative thereof, are intended to identify forward - looking statements . These forward - looking statements, which are subject to risks, uncertainties and assumptions about PartnerRe and AXIS, may include projections of their respective future financial performance, their respective anticipated growth strategies and anticipated trends in their respective businesses . These statements are only predictions based on current expectations and projections about future events . There are important factors that could cause actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward - looking statements, including the risk factors set forth in PartnerRe’s and AXIS’ most recent reports on Form 10 - K, Form 10 - Q and other documents on file with the SEC and the factors given below : • the failure to obtain the approval of shareholders of PartnerRe or AXIS in connection with the proposed transaction ; • the failure to consummate or delay in consummating the proposed transaction for other reasons ; • the timing to consummate the proposed transaction ; • the risk that a condition to closing of the proposed transaction may not be satisfied ; • the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained, or is obtained subject to conditions that are not anticipated ; • AXIS’ or PartnerRe’s ability to achieve the synergies and value creation contemplated by the proposed transaction ; • the ability of either PartnerRe or AXIS to effectively integrate their businesses ; and • the diversion of management time on transaction - related issues . PartnerRe’s forward - looking statements are based on assumptions that PartnerRe believes to be reasonable but that may not prove to be accurate . AXIS’ forward - looking statements are based on assumptions that AXIS believes to be reasonable but that may not prove to be accurate . Neither PartnerRe nor AXIS can guarantee future results, level of activity, performance or achievements . Moreover, neither PartnerRe nor AXIS assumes responsibility for the accuracy and completeness of any of these forward - looking statements . PartnerRe and AXIS assume no obligation to update or revise any forward - looking statements as a result of new information, future events or otherwise, except as may be required by law . Readers are cautioned not to place undue reliance on these forward - looking statements that speak only as of the date hereof .